Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

September 13, 2012

James E. O'Connor
Division of Investment Management
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Apollo Investment Corporation (File No. 333-170519)

Dear Mr. O'Connor:

Apollo Investment Corporation (the "Company") has authorized us to make the following responses to the comments received from you on September 7, 2012 to Post-Effective Amendment No. 7 to the Company's Registration Statement on Form N-2 (File No. 333-170519) (the "Registration Statement") as filed with the Securities and Exchange Commission (the "Commission") on August 22, 2012.  All comments are set forth below in bold font and our response follows each respective comment.

1.          In the section titled "Sales of Common Stock Below Net Asset Value," please either (i) state that the Company will not issue shares of common stock at a discount to net asset value greater than 25% or (ii) include a hypothetical example that shows the effects of an issuance with a 100% discount to net asset value.

The Company has included a hypothetical example that shows the effects of an issuance with a 100% discount to net asset value.

***********************

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please call Richard Prins at 212-735-2790.

Sincerely,

/s/ Richard Prins
Richard Prins

September 13, 2012

VIA EDGAR
James E. O'Connor
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement (File No. 333-170519) of Apollo Investment Corporation (the "Company")

Dear Mr. O'Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests acceleration of Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 filed on November 10, 2010 so that it may become effective by 11:00 a.m. (New York time) on September 14, 2012 or as soon thereafter as practicable.

The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does nor foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby requests that you notify Richard Prins (212-735-2790), Michael Hoffman (212-735-3406) or Steven Grigoriou (416-777-4727) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.

Very truly yours,

Apollo Investment Corporation

/s/ Joseph D. Glatt
Name: Joseph D. Glatt Title: Vice President and Secretary